UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Quinpario Acquisition Corp.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001
(Title of Class of Securities)

74874R 108
(CUSIP Number)

December 31, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐   Rule 13d-1(b)
☐   Rule 13d-1(c)
☒   Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74874R 108
1.	Name of Reporting Persons. I.R.S. Identification Nos. of Reporting Persons (Entities Only) Jeffry N. Quinn
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 6,889,333 (1)(2)(3)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 6,889,333(1)(2)(3)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,889,333(1)(2)(3)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 27.99% (4)
12.	Type of Reporting Person (See Instructions) IN

(1)  Quinpario Partners LLC is the managing member of Quinpario Partners I, LLC. Jeffry N. Quinn, the Chairman, Chief Executive Officer and President of Quinpario Acquisition Corp., is the sole managing member of Quinpario Partners LLC. Consequently, Mr. Quinn has sole voting and dispositive control over such securities. Mr. Quinn disclaims beneficial ownership over any securities in which he does not have any pecuniary interest.

(2)  Reported securities include 73,340 shares indirectly owned by Jeffry N. Quinn Family Trust uad 8/10/2012 through its membership interest in the sponsor, consisting of 20,000 placement shares and 53,340 founder shares. Jeffry N. Quinn maintains control over the securities in the Jeffry N. Quinn Family Trust uad 8/10/2012. Jeffry N. Quinn Family Trust uad 8/10/2012 has an address of 12935 N. Forty Drive, Suite 201, St. Louis, MO 63141.

(3) Reported securities include an aggregate of 75,000 shares of common stock which are subject to forfeiture by Quinpario Partners I, LLC in the event that the extension units are not purchased to extend the period of time to consummate a business combination.

(4)  The calculation is based on 24,608,333 shares of common stock of the Company issued and outstanding as of November 12, 2013 (as reported on the Company’s Quarterly Report on Form 10-Q for the quarter ending September 30, 2013).

CUSIP No. 74874R 108
1.	Name of Reporting Persons. I.R.S. Identification Nos. of Reporting Persons (Entities Only) Quinpario Partners I, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization State of Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 6,889,333 (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 6,889,333 (1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,889,333 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 27.99% (2)
12.	Type of Reporting Person (See Instructions) OO

(1) Reported securities include an aggregate of 75,000 shares of common stock which are subject to forfeiture by Quinpario Partners I, LLC in the event that the extension units are not purchased to extend the period of time to consummate a business combination.

(2)  The calculation is based on 24,608,333 shares of common stock of the Company issued and outstanding as of November 12, 2013 (as reported on the Company’s Quarterly Report on Form 10-Q for the quarter ending September 30, 2013).

CUSIP No. 74874R 108
1.	Name of Reporting Persons. I.R.S. Identification Nos. of Reporting Persons (Entities Only) Quinpario Partners LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Missouri
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 6,889,333 (1)(2)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 6,889,333(1)(2)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,889,333(1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 27.99% (3)
12.	Type of Reporting Person (See Instructions) OO

(1) Quinpario Partners LLC is the managing member of Quinpario Partners I, LLC. Jeffry N. Quinn, the Chairman, Chief Executive Officer and President of Quinpario Acquisition Corp., is the sole managing member of Quinpario Partners LLC. Consequently, Mr. Quinn has sole voting and dispositive control over such securities. Mr. Quinn disclaims beneficial ownership over any securities in which he does not have any pecuniary interest.

(2) Reported securities include an aggregate of 75,000 shares of common stock which are subject to forfeiture by Quinpario Partners I, LLC in the event that the extension units are not purchased to extend the period of time to consummate a business combination.

(3)  The calculation is based on 24,608,333 shares of common stock of the Company issued and outstanding as of November 12, 2013 (as reported on the Company’s Quarterly Report on Form 10-Q for the quarter ending September 30, 2013)

Item 1(a).	Name of Issuer

Quinpario Acquisition Corp. (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

c/o Quinpario Partners I, LLC, 12935 N. Forty Drive, Suite 201, St. Louis, Missouri 63141

Item 2(a).	Names of Persons Filing

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i)	Jeffry N. Quinn

(ii)	Quinpario Partners I, LLC

(iii)	Quinpario Partners LLC

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

The address of the principal business and principal office of each of the Reporting Persons is Quinpario Acquisition Corp., c/o  Quinpario Partners I, LLC, 12935 N. Forty Drive, Suite 201, St. Louis, Missouri 63141

Item 2(c).	Citizenship

(i)	Jeffry N. Quinn is a United States citizen.
(ii)	Quinpario Partners I, LLC is a limited liability company formed in the State of Delaware.
(iii)	Quinpario Partners LLC is a limited liability company formed in the State of Missouri.

Item 2(d).	Title of Class of Securities

Common Stock, $0.0001 par value per share.

Item 2(e).	Cusip Number

74874R 108

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a) Broker or Dealer registered under Section 15 of the Exchange Act.

(b) Bank as defined in Section 3(a)(b) or the Exchange Act.

(c) Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d) Investment company registered under Section 8 of the Investment Company Act.

(e) An Investment adviser in accordance with Rule 13d-1 (b)(1)(ii)(e).

(f) An employee benefit plan or endowment fund in accordance with Rule 13d 1(b)(1)(ii)(f).

(g) A Parent Holding Company or control person in accordance with Rule 13d 1(b)(1)(ii)(g).

(h) A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i) A Church Plan that is excluded from the definition of an investment company under Section 3 (c)(14) of the Investment Company Act.

(j) Group, in accordance with Rule 13d-1 (b)(1)(ii)(j).

Not applicable

Item 4.	Ownership

The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.   Reporting Persons own and have sole dispositive control over an aggregate of 6,889,333 shares of the Issuer’s common stock, representing 27.99% of the total common stock issued and outstanding.  Includes an aggregate 75,000 shares of common stock which are subject to forfeiture by Quinpario Partners I, LLC in the event that the extension units are not purchased to extend the period of time to consummate a business combination.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:   February 13, 2014

Quinpario Partners I, LLC a Delaware limited liability company

By:	Quinpario Partners LLC a Missouri limited liability company, as the managing member of Quinpario Partners I, LLC

By:	/s/ Jeffry N. Quinn
Name:	Jeffry N. Quinn
Title:	Manager

Quinpario Partners LLC a Missouri limited liability company
By:	/s/ Jeffry N. Quinn
Jeffry N. Quinn
Manager

/s/ Jeffry N. Quinn
Jeffry N. Quinn

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations
(See 18 U.S.C. 1001)

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the shares of common stock, $0.0001 par value per shares, of Quinpario Acquisition Corp., and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of February 13, 2014.

Quinpario Partners I, LLC a Delaware limited liability company

By:	Quinpario Partners LLC a Missouri limited liability company, as the managing member of Quinpario Partners I, LLC

By:	/s/ Jeffry N. Quinn
Name:	Jeffry N. Quinn
Title:	Manager

Quinpario Partners LLC a Missouri limited liability company
By:	/s/ Jeffry N. Quinn
Jeffry N. Quinn
Manager

/s/ Jeffry N. Quinn
Jeffry N. Quinn